================================================================================

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                              (AMENDMENT NO. 2)*

                        SUNCOM WIRELESS HOLDINGS, INC.
                               (Name of Issuer)

                CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE
                        (Title of Class of Securities)

                                   86722Q108
                                (CUSIP Number)

                            MR. JOSEPH R. THORNTON
                        PARDUS CAPITAL MANAGEMENT L.P.
                          1001 AVENUE OF THE AMERICAS
                                  SUITE 1100
                              NEW YORK, NY 10018
                                (212) 719-7550

                    (Name, Address and Telephone Number of
                     Person Authorized to Receive Notices
                              and Communications)

                                with a copy to

                             CARL L. REISNER, ESQ.
                 PAUL, WEISS, RIFKIND, WHARTON & GARRISON LLP
                          1285 AVENUE OF THE AMERICAS
                         NEW YORK, NEW YORK 10019-6064

                               JANUARY 31, 2007
                    (Date of Event which Requires Filing of
                                this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject to this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

==============================================================================

CUSIP NO.  86722Q108                                              PAGE 2 OF 10

                                  SCHEDULE 13D

------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON

         Pardus European Special Opportunities Master Fund L.P.
------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)  [_]
         (b)  [X]
------------------------------------------------------------------------------
3        SEC USE ONLY


------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         WC
------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

              [_]  Not Applicable
------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION

         United States
------------------------------------------------------------------------------
                                              7     SOLE VOTING POWER
                                                    5,550,000*
                 NUMBER OF                   ---------------------------------
                   SHARES                     8     SHARED VOTING POWER
                BENEFICIALLY                        -0-
                  OWNED BY                   ---------------------------------
                    EACH                      9     SOLE DISPOSITIVE POWER
                 REPORTING                          5,550,000*
                   PERSON                    ---------------------------------
                    WITH                      10    SHARED DISPOSITIVE POWER
                                                    -0-
------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         5,550,000*
------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

              [_]  Not Applicable
------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         8.8%*
------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         PN
------------------------------------------------------------------------------

--------------
* Pardus European Special Opportunities Master Fund L.P., a limited partnership formed under the laws of the Cayman Islands (the "Fund"), is the beneficial owner of 5,550,000 shares of Class A Common Stock, par value $0.01 per share (the "Shares"), of SunCom Wireless Holdings, Inc., a Delaware corporation (the "Company"). Pardus Capital Management L.P., a Delaware limited partnership ("PCM"), serves as the investment manager of the Fund and possesses sole power to vote and direct the disposition of all Shares held by the Fund. Pardus Capital Management LLC, a Delaware limited liability company ("PCM LLC"), as the general partner of PCM, and Mr. Karim Samii, as the sole member of PCM LLC, may be deemed to be the beneficial owners of all Shares held by the Fund; however, PCM LLC and Mr. Samii disclaim beneficial ownership of all Shares held by the Fund. Based on information provided by the Company, as of October 31, 2006 there were 63,448,546 shares of the Company's Class A Common Stock issued and outstanding. Thus, for the purposes of Reg. Section 240.13d-3, the Fund and PCM are deemed to beneficially own, and PCM LLC and Mr. Karim Samii may be deemed to beneficially own, 5,550,000 Shares, or approximately 8.8% of the issued and outstanding Shares.

CUSIP NO.  86722Q108                                              PAGE 3 OF 10

                                  SCHEDULE 13D

------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON

         Pardus Capital Management L.P.
------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)  [_]
         (b)  [X]
------------------------------------------------------------------------------
3        SEC USE ONLY


------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         WC
------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

              [_]  Not Applicable
------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION

         United States
------------------------------------------------------------------------------
                                              7     SOLE VOTING POWER
                                                    5,550,000*
                 NUMBER OF                   ---------------------------------
                   SHARES                     8     SHARED VOTING POWER
                BENEFICIALLY                        -0-
                  OWNED BY                   ---------------------------------
                    EACH                      9     SOLE DISPOSITIVE POWER
                 REPORTING                          5,550,000*
                   PERSON                    ---------------------------------
                    WITH                      10    SHARED DISPOSITIVE POWER
                                                    -0-
------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         5,550,000*
------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

              [_]  Not Applicable
------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         8.8%*
------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         IA
------------------------------------------------------------------------------

-------------
* The Fund is the beneficial owner of 5,550,000 Shares of the Company. PCM serves as the investment manager of the Fund and possesses sole power to vote and direct the disposition of all Shares held by the Fund. PCM LLC, as the general partner of PCM, and Mr. Karim Samii, as the sole member of PCM LLC may be deemed to be the beneficial owners of all Shares held by the Fund; however, PCM LLC, and Mr. Samii disclaim beneficial ownership of all Shares held by the Fund. Based on information provided by the Company, as of October 31, 2006 there were 63,448,546 shares of the Company's Class A Common Stock issued and outstanding. Thus, for the purposes of Reg. Section 240.13d-3, the Fund and PCM are deemed to beneficially own, and PCM LLC and Mr. Karim Samii may be deemed to beneficially own, 5,550,000 Shares, or approximately 8.8% of the issued and outstanding Shares.

CUSIP NO.  86722Q108                                              PAGE 4 OF 10

                                  SCHEDULE 13D

------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON

         Pardus Capital Management LLC
------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)  [_]
         (b)  [X]
------------------------------------------------------------------------------
3        SEC USE ONLY


------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         WC
------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

              [_]  Not Applicable
------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION

         United States
------------------------------------------------------------------------------
                                              7     SOLE VOTING POWER
                                                    5,550,000*
                 NUMBER OF                   ---------------------------------
                   SHARES                     8     SHARED VOTING POWER
                BENEFICIALLY                        -0-
                  OWNED BY                   ---------------------------------
                    EACH                      9     SOLE DISPOSITIVE POWER
                 REPORTING                          5,550,000*
                   PERSON                    ---------------------------------
                    WITH                      10    SHARED DISPOSITIVE POWER
                                                    -0-
------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         5,550,000*
------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

              [_]  Not Applicable
------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         8.8%*
------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         OO
------------------------------------------------------------------------------

--------------
* The Fund is the beneficial owner of 5,550,000 Shares of the Company. PCM serves as the investment manager of the Fund and possesses sole power to vote and direct the disposition of all Shares held by the Fund. PCM LLC, as the general partner of PCM, and Mr. Karim Samii, as the sole member of PCM LLC may be deemed to be the beneficial owners of all Shares held by the Fund; however, PCM LLC, and Mr. Samii disclaim beneficial ownership of all Shares held by the Fund. Based on information provided by the Company, as of October 31, 2006 there were 63,448,546 shares of the Company's Class A Common Stock issued and outstanding. Thus, for the purposes of Reg. Section 240.13d-3, the Fund and PCM are deemed to beneficially own, and PCM LLC and Mr. Karim Samii may be deemed to beneficially own, 5,550,000 Shares, or approximately 8.8% of the issued and outstanding Shares.

CUSIP NO.  86722Q108                                              PAGE 5 OF 10

                                  SCHEDULE 13D

------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON

         Mr. Karim Samii
------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)  [_]
         (b)  [X]
------------------------------------------------------------------------------
3        SEC USE ONLY


------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         WC
------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

              [_]  Not Applicable
------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION

         United States
------------------------------------------------------------------------------
                                              7     SOLE VOTING POWER
                                                    5,550,000*
                 NUMBER OF                   ---------------------------------
                   SHARES                     8     SHARED VOTING POWER
                BENEFICIALLY                        -0-
                  OWNED BY                   ---------------------------------
                    EACH                      9     SOLE DISPOSITIVE POWER
                 REPORTING                          5,550,000*
                   PERSON                    ---------------------------------
                    WITH                      10    SHARED DISPOSITIVE POWER
                                                    -0-
------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         5,550,000*
------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

              [_]  Not Applicable
------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         8.8%*
------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         IN
------------------------------------------------------------------------------

--------------
* The Fund is the beneficial owner of 5,550,000 Shares of the Company. PCM serves as the investment manager of the Fund and possesses sole power to vote and direct the disposition of all Shares held by the Fund. PCM LLC, as the general partner of PCM, and Mr. Karim Samii, as the sole member of PCM LLC may be deemed to be the beneficial owners of all Shares held by the Fund; however, PCM LLC, and Mr. Samii disclaim beneficial ownership of all Shares held by the Fund. Based on information provided by the Company, as of October 31, 2006 there were 63,448,546 shares of the Company's Class A Common Stock issued and outstanding. Thus, for the purposes of Reg. Section 240.13d-3, the Fund and PCM are deemed to beneficially own, and PCM LLC and Mr. Karim Samii may be deemed to beneficially own, 5,550,000 Shares, or approximately 8.8% of the issued and outstanding Shares.

CUSIP NO.  86722Q108                                              PAGE 6 OF 10


Item 1.  SECURITY AND ISSUER.

         Pursuant to Rule 13d-2(a) of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amends the Schedule 13D Statement, as amended by Amendment No. 1 on November 13, 2006 (as amended, this "Schedule 13D"), originally filed by Fund, PCM, PCM LLC and Mr. Karim Samii relating to the shares of Class A Common Stock, par value of $0.01 per share (the "Shares"), of SunCom Wireless Holdings, Inc. (the "Company"). The principal executive offices of the Company are located at 1100 Cassatt Road, Berwyn, Pennsylvania, 19312.

Item 2.  IDENTITY AND BACKGROUND.

         No material change.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         No material change.

Item 4.  PURPOSE OF TRANSACTION.

         This Item 4 is hereby amended by adding the following:

         "On January 31, 2007, after a series of discussions, the Fund, the Company and certain other parties listed on the signature pages thereto entered into an Exchange Agreement (the "Exchange Agreement") pursuant to which, among other things, the parties agreed to effect a recapitalization concerning or impacting, INTER ALIA, certain 9-3/8% Senior Subordinated Notes due 2011 (the "9-3/8% Notes") and 8-3/4% Senior Subordinated Notes due 2011 (the "8-3/4% Notes" and, together with the 9-3/8% Notes, the "Notes") of SunCom Wireless, Inc. (f/k/a Triton PCS, Inc.) ("Wireless"), an indirect subsidiary of the Company (the "Recapitalization"). Pursuant to the Exchange Agreement, the parties thereto intend to implement the Recapitalization through an equity-for-debt exchange (the "Exchange") with an exchange ratio of
711.14 shares of Company Class A common stock, par value $0.01 per share (the "Class A Stock"), for each $1,000 principal amount of Notes exchanged by the participating Noteholders, including the Fund. Based on the Fund's present ownership of the Notes, the Fund anticipates receiving approximately 10,311,522 additional shares of Class A Stock in the Exchange, which amount reflects the conversion contemplated by the Merger (defined herein) described herein.

         To effect the Exchange, the Company will contribute shares of its Class A Stock to SunCom Wireless Investment Co., LLC ("Investco"), a direct subsidiary of the Company and the direct parent of Wireless, and Investco shall deliver such Class A Stock to the Fund and other consenting Noteholders in exchange for their Notes in accordance with the exchange ratio and the provisions of the Exchange Agreement. In addition, the Company will submit to a vote of the holders of its Class A Stock for approval (i) the Exchange and
(ii) an  Agreement  and Plan of Merger (the "Merger  Agreement"),  between the
Company and SunCom Merger Corp., a wholly-owned subsidiary of the Company ("Merger Sub"), entered into concurrently with the execution of the Exchange Agreement pursuant to which, immediately prior to the Exchange, Merger Sub will be merged with and into the Company (the "Merger") for the purpose of (x) effecting the conversion of each outstanding share of Class A Stock of the Company into 0.1 share of Class A Stock, (y) effecting certain amendments to the certificate of incorporation of the Company and (z) granting certain additional rights to the holders of Class A Stock of the Company immediately prior to the Merger, as more fully described in the Exchange Agreement.

         Pursuant to the Exchange Agreement, the Fund has also agreed to support and implement the Recapitalization and, to the extent of the Fund's Shares, to vote to adopt the Merger Agreement and to vote to approve the Exchange. Effective immediately upon consummation of the Exchange, the size of the Board of Directors of the Company will be increased to ten and the Board will be reconstituted with two of the existing members continuing to serve on the Board, three of the ten members being appointed by the Fund and the remaining five of the ten members being appointed by certain other holders of the Notes who are parties to the Exchange Agreement. A copy of the Exchange Agreement is attached hereto as Exhibit 4 and incorporated herein by reference.

CUSIP NO.  86722Q108                                              PAGE 7 OF 10


         Except as otherwise described in this Item 4 of this Schedule 13D, as amended, the acquisition of the Shares by the Fund is for investment purposes on behalf of the Fund."

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

         No material change.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         This Item 6 is hereby amended by adding the following:

         "On January 31, 2007, after a series of discussions, the Fund, the Company and certain other parties listed on the signature page thereto entered into the Exchange Agreement pursuant to which, among other things, the parties agreed to effect the Recapitalization, as more fully described under Item 4 of this Schedule 13D Statement. A copy of the Exchange Agreement is attached hereto as Exhibit 4 and incorporated herein by reference."

Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

              Exhibit 3: Joint Filing Agreement, dated January 31, 2007, among the Reporting Persons.

              Exhibit 4: Exchange Agreement, dated as of January 31, 2007, among the Fund, the Company, Investco and certain other holders of the Notes listed on the signature page thereto.

                                    SIGNATURE


         After reasonable inquiry and to the best of its or his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  January 31, 2007


                                     PARDUS EUROPEAN SPECIAL OPPORTUNITIES
                                     MASTER FUND L.P.

                                       By:  Pardus Capital Management L.P.,
                                       its Investment Manager

                                       By:  Pardus Capital Management LLC,
                                       its general partner


                                       By:  /s/ Karim Samii
                                            -------------------------------
                                            Name:  Karim Samii
                                            Title: Sole Member


                                     PARDUS CAPITAL MANAGEMENT L.P.

                                       By:  Pardus Capital Management LLC,
                                       its general partner


                                       By:  /s/ Karim Samii
                                            -------------------------------
                                            Name:  Karim Samii
                                            Title: Sole Member


                                     PARDUS CAPITAL MANAGEMENT LLC


                                       By:  /s/ Karim Samii
                                            -------------------------------
                                            Name:  Karim Samii
                                            Title: Sole Member



                                       /s/ Karim Samii
                                       ------------------------------------
                                       Karim Samii



Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).